Exhibit 99.1
For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
212 867 1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging’s PillCam® ESO 3 Receives FDA Clearance

- Enhanced PillCam ESO strengthens Given Imaging’s leadership in diagnostics for the upper GI tract -

Yoqneam, Israel – May 23, 2011 - Given Imaging Ltd. (NASDAQ: GIVN), a world leader in GI medical devices and pioneer of capsule endoscopy, today announced clearance from the U.S. Food and Drug Administration (FDA) for the PillCam® ESO 3 video capsule for visualizing esophageal mucosa.  The clearance included a new version of RAPID® software, and the new DataRecorder 3, which includes a built-in real-time viewer.

The PillCam ESO 3 capsule also incorporates many of the latest features of Given Imaging’s PillCam capsule technology, including advanced electronics and optics, a wider field of view and an image capture rate of 35 frames per second.  With nearly double the frame rate available in the previous generation PillCam ESO, the PillCam ESO 3 capsule enables physicians to visualize the esophagus with improved confidence.

PillCam ESO 3 is equipped with two miniature color video cameras (one at each end), a battery and an LED light source. Physicians can perform PillCam ESO capsule endoscopy in less than 30 minutes, and interpret the results quickly once they are transferred from the DataRecorder to a computer with RAPID® software or using the Real-Time Viewer. PillCam ESO first became available in the U.S. in 2004.

“By incorporating new features developed for the PillCam COLON 2 video capsule currently available in Europe, we were able to improve the ability of PillCam ESO to visualize esophageal mucosa,” said Homi Shamir, president and CEO of Given Imaging.

PillCam ESO is used primarily in the evaluation of esophageal varices in patients diagnosed with cirrhosis of the liver. Approximately 45 million individuals have reimbursement coverage for capsule endoscopy of the esophagus using the PillCam ESO capsule for this indication.  The Company is currently evaluating the timing for the commercial release of PillCam ESO 3.

About PillCam ESO
The PillCam® ESO video capsule was cleared by the U.S. Food and Drug Administration in patients eighteen years and older to visualize the esophagus. Now in its third generation, PillCam ESO 3 contains imaging devices and light sources at both ends of the capsule to capture 35 images per second as it passes down the esophagus in a patient-friendly thirty-minute procedure.

All medical procedures carry some risks. The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. The risks of the Agile™ GI patency test include capsule retention and aspiration. After ingesting the PillCam capsule and until it is excreted, patients should not be near any source of powerful electromagnetic fields, such as one created by an MRI device. Endoscopic placement may present additional risks. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States], industry-leading ManoScan™  high-resolution manometry and Bravo®  wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and to supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) adverse events related to our products or product quality issues that could require us to recall products and impact our sales, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.